SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A Publicly-Held Company

EXTRAORDINARY GENERAL MEETING

OF OCTOBER 16, 2018

Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting that will be held on October 16, 2018, at 10:00 a.m., at the Company’s headquarters located at Rua Eteno, nº 1.561, Polo Petroquímico, in the Municipality of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

1)                 Change of members of the Company’s Board of Directors due to: (i) the appointment of Mr. João Carlos Trigo de Loureiro, current effective member of the Board of Directors, for one of the open seats for alternate member of the Company’s Board of Directors; and (ii) appointment of three (3) new members for the Company’s Board of Directors, two (2) of which as effective members and one (1) as alternate member, all of them appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), for the remaining ongoing term, which shall end upon the Annual General Meeting that will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019

2)                 Amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by minority shareholder of class "B" preferred shares; and

3)                 Amendment to article 26, item (xviii) of the Company’s Bylaws, in order to change the definition of related parties, which will observe the Company’s policy on the matter and will no longer contain the exception of the agreements for the supply of raw material, and to increase the minimum thresholds for board approval.

Camaçari/BA, September 26, 2018.

Marcelo Moses de Oliveira Lyrio

Chairman of the Board of Directors

General Information:

1)                 The Management Proposal (“Proposal”) contemplating all documentation related to the matters included in the Agenda, the documents required pursuant to CVM Ruling No. 481, of December 17, 2009, as amended (“ICVM 481”) and other relevant information for the exercise of voting rights in the Meeting were made available to the Company’s Shareholders on this date, as provided for in ICVM 481, and can be accessed on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov. br) and of the Company (www.braskem-ri.com.br ). The documents referred to in articles 10 and 11 of ICVM 481 were duly presented to the CVM through the Empresas.Net System.

2)                 The Shareholder’s participation may be in person or through an attorney-in-fact, duly appointed. With a view to expediting the works of the Meeting, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, No. 120, 22º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly regularized in accordance with the law, in the event of representation of the Shareholder, with acknowledgment of the signature of the grantor, notarization, legalization by the consulate or apostille (as the case may be), and sworn translation, accompanied by the instrument of incorporation or bylaws or articles of association, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office if the Shareholder is a legal entity; and/or (iii) with regard to the Shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. The Shareholder or his/her legal representative shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that under paragraph 2 of article 5 of ICVM 481, the Shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by Shareholders through electronic means.

There shall be no distance voting under ICVM 481 for the purpose of the Meeting.

3)                 Based on the Health, Security, and Environment (SSMA) Standards in force in the Company’s headquarters, which set forth the guidelines to control the access and movement of people and vehicles in the indoor and outdoor areas of the headquarters, we kindly request the Shareholders, and also their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure the compliance with the procedures of training on the basic SSMA instructions in force in the Company, which are available for consultation at its headquarters.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.